FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 4 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International(the "Registrant")'s Announcement on July 3, 2002 in English with respect to Unit 5 of Dezhou Power Plant of the Registrant, which has completed its trial run.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Unit 5 of Dezhou Power Plant Has Completed its Trial Run

(Beijing, China, July 3, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] hereby announces that the first unit (Unit 5) of its Dezhou Power Plant phase III has completed the 168 hours full-load trial run at 20:41 on June 29, 2002 and is now qualified for commercial operation. The successful trial run was completed 3 months ahead of the planned schedule.

The rated capacity of Unit 5 of Dezhou Power Plant is 660MW, which is at present the Company's largest unit in terms of unit capacity. With the completion of the unit's trial run, the Company's total net generation capacity has been increased to 13,160MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. The Company is the largest independent power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: July 4, 2002